[LETTERHEAD OF METALLICA RESOURCES INC.]

January 10, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Metallica Resources Inc.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed April 3, 2006
File No. 001-31875

Ladies and Gentlemen:

This letter from Metallica Resources Inc. (the "Company") is in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter dated December 20, 2006 from Mr. Karl Hiller, regarding the above-referenced Annual Report on Form 20-F. Set forth below are responses to the numbered comments. For your convenience, each response follows the sequentially numbered Comment copied from your letter of December 20, 2006. Except as noted, the Company would propose treating all Comments as "future" comments to be reflected in future filings. The Company has included with its responses drafts of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

Form 20-F for the Year Ended December 31, 2005

Financial Statements

Note 1–Nature of Operations, page F-1

Comment (1):

We note you disclose that in June 2004, construction of the Cerro San Pedro mine was suspended pending resolution of various permitting and other issues. Please expand your disclosure to discuss the extent of any asset impairment caused by the suspension, or reason for no impairment.

Response (1):

The Company notes that, although the construction schedule at the Cerro San Pedro project has been delayed by the permitting and access issues referred to above, these delays have not given rise to an impairment issue due to a significant improvement in gold and silver prices in 2005 and early 2006, and improved projections for performance of these metals going forward. Although the Company has incurred and will incur additional costs as a result of these delays, the impact of these additional costs is expected to be more than offset by the anticipated additional revenues arising from gold and silver price appreciation.

U.S. Securities and Exchange Commission
January 10, 2007

The Company proposes to add additional disclosure relating to the assessment of potential impairment, similar to the above discussion, in future filings as applicable.

Note 13–Reconciliation to the United States Generally Accepted Accounting Principles page F-14

Comment (2):

We note for U.S. GAAP purposes you report mineral properties and deferred expenditures balances at December 31, 2005 and 2004 of $45 million and $38 million, respectively. Please expand your disclosure to address in further detail the nature of these capitalized amounts, and indicate how you support the recoverability of such amounts under the guidance of SFAS 144.

Response (2):

The only project for which the Company has a feasibility study is its Cerro San Pedro gold and silver project in Mexico. The proven and probable mineral reserve estimate for the Cerro San Pedro project has been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7. Mineral properties and deferred expenditures under US GAAP at December 31, 2005 and 2004 of $45 million and $38 million, respectively, relate to the Cerro San Pedro project and include property acquisition costs, construction costs and other project costs. Mineral properties and deferred expenditures under U.S GAAP do not include exploration or development costs incurred prior to the determination of proven and probable reserves and the feasibility study.

The Company has reviewed and evaluated the estimated future cash flows from the Cerro San Pedro project to assess the carrying value of the project for impairment at December 31, 2005 and 2004. Based on this analysis, the Company has concluded that the carrying value of the project is fully recoverable.

The Company proposes to add additional disclosure describing the nature of costs capitalized and the recoverability of these costs for US GAAP purposes, similar to the above discussion, in future filings as applicable.

Comment (3):

Please expand your disclosure to clarify the accounting standard that you currently apply to account for your stock-based compensation under U.S. GAAP, and the estimated impact the adoption of SFAS 123(R) will have on your financial statements.

U.S. Securities and Exchange Commission
January 10, 2007

Response (3):

For US GAAP purposes, the Company has accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion no. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company’s stock option grants are at the quoted market value of the Company’s common shares on the date of grant. As a result, the Company does not recognize compensation costs for stock options granted to its employees under US GAAP.

Effective January 1, 2006, the Company will be required, under US GAAP, to adopt SFAS 123R" Share-Based Payment". SFAS 123R is similar to the Canadian standard adopted on January 1, 2004, in that it eliminates the option to use the intrinsic value method for valuing stock-based compensation to employees, although SFAS 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. The Company expects to use the modified prospective method of adoption of SFAS 123R. This method would require the Company to calculate stock-based compensation similar to Canadian GAAP for options granted on or after January 1, 2006. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

The Company proposes to include the relevant portions of the above discussion in future filings as applicable.

Engineering Comment

Information on the Company, page 16

Comment (4):

We note that you identify several companies that contributed to your estimates of mineral reserves. Tell us whether you obtained written consents from all such parties, concurring with the summary of their work contained in the document and agreeing to being named or characterized as an expert, prior to filing your report. Please submit for review the consents you obtained and, if applicable, explain the circumstances under which you did not receive these consents.

Response (4):

In response to the above Comment, the Company is supplementally providing copies of the applicable written consents to Mr. Roger Baer.

U.S. Securities and Exchange Commission
January 10, 2007

In connection with the above responses, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Mr. Hiller’s letter of December 20, 2006. If you have any questions, please do not hesitate to call the undersigned at (303) 796-0229.

Very truly yours,

Metallica Resources Inc.

By:	/s/ Bradley J. Blacketor
Bradley J. Blacketor
Vice President and
Chief Financial Officer

cc:     Mr. Karl Hiller
Ms. Lily Dang
Mr. Roger Baer